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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                             LINENS 'N THINGS, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    535679104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

        Jon Scheving Thorsteinsson              John M. Reiss, Esq.
                   Arev                         Gregory Pryor, Esq.
              Bankastraeti 5                      White & Case LLP
               101 Reykjavik                1155 Avenue of the Americas
            Republic of Iceland                  New York, NY 10036
              +44 7843 462247                      (212) 819-8247
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 14, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     Jakup a Dul Jacobsen

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Denmark

NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING
PERSON WITH             8     SHARED VOTING POWER
                              0

                        9     SOLE DISPOSITIVE POWER
                              0

                        10    SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     0

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON
     IN

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SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     Lagerinn ehf

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     00 (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Iceland

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING
PERSON WITH               8     SHARED VOTING POWER
                                0

                          9     SOLE DISPOSITIVE POWER
                                0

                          10    SHARED DISPOSITIVE POWER
                                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     0

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON
     CO

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SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     TF Holding P/F

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     00 (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Faroe Islands

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING
PERSON WITH               8     SHARED VOTING POWER
                                0

                          9     SOLE DISPOSITIVE POWER
                                0

                          10    SHARED DISPOSITIVE POWER
                                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     0

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON
     CO

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        The statement on Schedule 13D filed on September 22, 2005 relating to the common stock, $0.01 par value per share (the "Common Stock"), of Linens 'n Things, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on September 27, 2005, Amendment No. 2 to the
Schedule 13D filed on October 25, 2005, Amendment No. 3 to the Schedule 13D filed on November 11, 2005 and amendment No. 4 to the Schedule 13D filed on February 13, 2006 (the "Schedule 13D"), is hereby further amended as set forth below by this Amendment No. 5 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the statement on Schedule 13D is hereby amended and restated as follows:

        (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of February 5, 2006.

                           NUMBER OF SHARES     NUMBER OF SHARES     AGGREGATE
                             BENEFICIALLY      BENEFICIALLY OWNED    NUMBER OF      PERCENTAGE
                            OWNED WITH SOLE    WITH SHARED VOTING     SHARES         OF CLASS
                              VOTING AND         AND DISPOSITIVE    BENEFICIALLY    BENEFICIALLY
NAME                       DISPOSITIVE POWER         POWER             OWNED          OWNED(1)
------------------------   -----------------   ------------------   ------------   -------------
Reporting Persons                          0                    0              0             0.0

Lagerinn ehf                               0                    0              0             0.0

Jakup a Dul Jacobsen                       0                    0              0             0.0

TF Holding P/F                             0                    0              0             0.0

        No Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A to the Schedule 13D, beneficially owns any securities of the Issuer.

        (c) All Shares that were previously beneficially owned by the Reporting Persons have been disposed of pursuant to the closing of the merger contemplated by the merger agreement among Laundry Holding Co., Laundry Merger Sub Co. and Linens 'n Things, Inc (the "Merger"). As a result of the Merger, none of Jacobsen, Lagerinn, or TF Holding beneficially own any shares of Common Stock.

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        (d)     As a result of the Merger, dividend on the Shares will no longer be paid to any reporting person.

        (e)     Not applicable.

                                        6
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2006


                                                  JAKUP A DUL JACOBSEN


                                                  /s/ Jakup a Dul Jacobsen
                                                  ------------------------


                                                  LAGERINN EHF


                                                         /s/ Sigurdur Berntsson
                                                         -----------------------
                                                  Name:  Sigurdur Berntsson
                                                  Title: Chief Financial Officer

                                        7
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                                                        TF HOLDING P/F


                                                               /s/ Gunnar i Lida
                                                               -----------------
                                                        Name:  Gunnar i Lida
                                                        Title: Managing Director

                                        8